Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: November 15, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

exchange of savings shares for ordinary shares: (i) offer to the holders of savings shares of one ordinary share in exchange for each savings share held, plus a cash payment; and (ii) the mandatory exchange of the savings shares not so exchanged at the end of the offer referred to in point (i) for ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the Company’s Bylaws. APPROVAL, PURSUANT TO ARTICLE 146, PARAGRAPH 1, LETTER B OF THE LEGISLATIVE DECREE 24 FEBRUARY 1998, NO. 58, OF THE PROPOSAL OF MANDATORY exchange  OF THE SAVINGS SHARES for ORDINARY SHARES. Approval of any relevant and Consequent resolution.

Dear Shareholder,

The Board of Directors of Telecom Italia S.p.A (hereinafter “Telecom Italia” or the “Company”) has called you to a special meeting of savings shareholders (the “Special Meeting”) to submit to your approval, pursuant to article 146, paragraph 1, lett. b) of the Legislative Decree 24 February 1998, no. 58 (hereinafter, “Consolidated Financial Act”), the sole item on the agenda.

This report (“Explanatory Report”) aims to provide additional information on, as well as the rationale for, the Board of Directors’ proposal, described more fully below. This Explanatory Report has been drawn up pursuant to article 72 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (hereafter the “Issuers’ Regulation”) and Schedule 3A no. 6 of the Issuers’ Regulation, as well as article 125-ter of the Consolidated Financial Act.

As of the date of the Explanatory Report, the ordinary shares and the savings shares of the Company are listed on the Mercato Telematico Azionario, organised and managed by Borsa Italiana S.p.A. and on The New York Stock Exchange in the form of American Depositary Shares, each representing, respectively, ten ordinary shares or savings shares.

The meeting of the Board of Directors that approved the submission of the Transaction (as defined below) to the Extraordinary General Meeting and the Special Meeting, and the related minutes, are in the Italian language. This English translation of the Explanatory Report is provided in compliance with applicable law. In the event of conflict between the Italian version and the English translation of this Explanatory Report, including the resolution, the Italian shall prevail.

1                   Reasons for the proposal

1.1             Description of the terms and conditions of the implementation of the Transaction

The proposed Transaction is divided in two portions, a voluntary portion and a mandatory portion, described in further detail below.

From a factual and operational point of view, the Transaction will result in the issuance of the Company’s ordinary shares exclusively to holders of savings shares, upon (and in exchange for) the removal of financial privileges attaching to such savings shares and the associated cancellation of the savings shares held. For a description of the current rights and privileges of the savings shares, see par. 2 below.

The holders of savings shares will be offered one ordinary share issued in exchange for each savings share held plus cash consideration equal to Euro 0.095 for each share (the “Voluntary Portion”). Holders of savings shares who do not accept the offer in the Voluntary Portion will, mandatorily, at a ratio of 0.87 ordinary share for each savings share held, receive ordinary shares in exchange for savings shares held (the “Mandatory Portion” and, together with the Voluntary Portion, the “Transaction”). No cash payment will be required of either the savings shareholders or the Company in the Mandatory Portion. No additional rights will be conferred upon the savings shares as part of the Transaction.

The Transaction aims to concentrate all savings shares and ordinary shares into one line of listing in such a way that is consistent with the rights and expectations of the holders of the different share classes currently existing. (For the implied premiums resulting from each portion of the Transaction, please see par. 9.)

As described in more detail in par. 11, the Transaction is subject in its entirety to the following conditions precedent:

                         i.                 both the Voluntary Portion and the Mandatory Portion are conditional upon approval of the Mandatory Portion, pursuant to article 146, paragraph 1, lett. b) of the Consolidated Financial Act, by the Special  Meeting  convened, in a single call, on 17 December 2015; and

                        ii.                 the Mandatory Portion is subject to the additional condition that the aggregate liquidation value of the savings shares for which the right of withdrawal has been exercised, calculated in accordance with art. 2437-ter, of the Italian Civil Code, does not exceed the amount of Euro 100,000,000. The Company, however, reserves the right to waive this condition precedent.

Assuming the extraordinary general meeting of the Company’s ordinary shareholders approves the Transaction, the following may occur:

                         i.                 if the Special Meeting does not approve the Mandatory Portion, the Company will not proceed with the Transaction;

                        ii.                 if the Special Meeting approves the Mandatory Portion, but the aggregate liquidation value of the savings shares for which the right of withdrawal was exercised, calculated pursuant to article 2437-ter of the Italian Civil Code, exceeds Euro 100,000,000, the Company will not proceed with the execution of the Mandatory Portion, unless it has waived that condition precedent.

1.2             Rationale

As of the date of this Explanatory Report, the subscribed and fully paid share capital of the Company is Euro 10,740,236,908.50, divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, in each case with no par value.

The Transaction will enable the Company to simplify its capital structure, thereby reducing the necessary corporate action and costs related to the existence of different classes of shares. The need to simplify the capital structure is particularly pressing in light of decreasing market interest in savings shares. As of the date of this Explanatory Report, only 19 Italian listed companies – including Telecom Italia – have more than one class of shares.

The Transaction, if successful, will concentrate the ordinary shares and savings shares into one line of listing, which would benefit all shareholders and, in particular, may expand the total free float of the ordinary shares, creating increased liquidity for the shares and, consequently, increased interest from the market in general and institutional investors in particular.

Additionally, as a result of the cash contribution to be paid by the saving shareholders who participate in the Voluntary Portion, which would total Euro 572,640,211.41 if all savings shareholders were to tender, the Company may be in a position to strengthen its capital structure as well as apply a portion of such cash contribution toward its planned investments in its landline and mobile networks.

In summary, the Transaction would permit:

(i)                  all savings shareholders to (a) benefit from the rights given to ordinary shareholders (primarily the right to vote in ordinary and extraordinary shareholders’ meetings); (b) receive a more liquid security in terms of trading volumes; and (c) liquidate the value of the financial privileges that are attributed to the savings shareholders under the Company’s Bylaws and which is reflected in the market price;

(ii)                those savings shareholders participating in the Voluntary Portion to benefit from an implied premium as indicated in par. 9, it being understood that there is an obligation to pay a cash contribution;

(iii)               those savings shareholders not participating in the Voluntary Portion to benefit from an implied premium as indicated in par. 9;

(iv)              ordinary shareholders to benefit from the removal of the financial privileges given to the savings shareholders. (For the rights and privileges of savings shares please see par. 2 below and for dividend distributed to the savings shares during the last five financial years, please see par. 7 below.); and

(v)                an increase in the liquidity of the ordinary shares and thus their relative weight in stock market indices.

2                   Description of the privileges of the savings shareholders

As stated in par. 1.2, as of the date of this Explanatory Report, the subscribed and fully paid share capital of the Company is Euro 10,740,236,908.50 divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, in each case with no par value.

The rights and privileges of savings shares are granted pursuant to Italian law and the Company’s Bylaws.

As part of the Transaction, these financial privileges will be surrendered by savings shareholders in exchange for the issue of ordinary shares. Set forth below is a description of such privileges.

2.1             Financial Privileges

Pursuant to article 6 of the Company’s Bylaws, the savings shares have the following privileges:

(i)                  The net profit shown in the duly approved financial statements, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of Euro 0.55 per share.

(ii)                The net profit that remains after the allocation to the savings shares of the preferred dividend referred to in (i) above, payment of which must be approved by the ordinary shareholders’ meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of Euro 0.55 per share.

(iii)               When the dividend paid on savings shares in a financial year is less than that indicated in (ii) above, the difference shall be added to the preferred dividend in the next two financial years;

(iv)              In the event of a distribution of reserves, the savings shares have the same rights as the ordinary shares. If the net profit for the year is nil or insufficient to satisfy the financial privileges referred to in the preceding two subsections, the ordinary shareholders’ meeting called to approve the financial statements may resolve to satisfy the right referred to in subsection (i) and/or the right to the premium referred to in subsection (ii) by drawing on the reserves.  Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over the right to preferred dividends not received through the distribution of profits referred to in subsection (iii) to the two following financial years.

(v)                Share capital reductions due to losses do not affect savings shares, except for the amount that is not covered by the portion of share capital represented by the ordinary shares; and

(vi)              Upon dissolution of the Company, savings shares shall have priority in the repayment of the capital up to Euro 0.55 per share.

2.2             Administrative and other rights

Pursuant to articles 145 and 146 of the Consolidated Financial Act:

                         i.                 savings shares only provide a right to vote in special meetings of savings shareholders;

                        ii.                 any resolutions approved by the ordinary shareholders’ meeting that may impair the rights of savings shareholders must be approved by the special meeting of savings shareholders.

Under articles 6 and 14 of the Company’s Bylaws:

                      iii.                 if the ordinary shares or savings shares are delisted, each savings shareholder may demand the conversion by the Company of its savings shares into ordinary shares, pursuant to the terms decided by the EGM convened for this purpose, within two months from the date of delisting;

                      iv.                 all rules regarding savings shareholders are set forth by the applicable laws and the Company’s Bylaws. All the costs related to arrangement of Savings Shareholders Special Meeting and the common representative of savings shareholders’ wage are borne by the Company; and

                       v.                 the directors or their designate must inform the common representative of savings shareholders, in the same due time and manner as market disclosure is made, of the corporate transactions that might affect the market price of savings shares.

3                   Special issues concerning the Transaction

The Transaction would raise the following issues:

                         i.                 on the date that ordinary shares are issued in exchange for any savings shares tendered in the Voluntary Portion or as part of the Mandatory Portion (the “Relevant Effective Date”), savings shareholders will cease to hold savings shares and thus will no longer benefit from the financial privileges given to them pursuant to the Company’s Bylaws. The Effective Date of the Transaction, if executed, is expected to be prior to the payment of any possible dividend that could be distributed after the approval of the 2015 financial statements, which was taken into account when setting the ratio and cash contribution.

                        ii.                 on the Relevant Effective Date, ordinary shareholders will be diluted proportionally to the number of savings shares subject to the Transaction, as described in paras. 16 and 17 below.

                      iii.                 in the event that the Voluntary Portion takes place but the Mandatory Portion is not effected (due to the amount of Withdrawn Shares exceeding €100,000,000, where such condition is not waived by the Company), the savings shares still outstanding at the end of the offer period for the Voluntary Portion will be less liquid. There is a risk that such liquidity may be deemed sufficiently low that Borsa Italiana S.p.A. could revoke the listing of the savings shares and/or the New York Stock Exchange could revoke the listing of the American Depositary Shares representing savings shares.

                      iv.                 shareholders should consider, when deciding on how to vote on the Mandatory Portion, the following factors (among others): (a) all options available to the savings shareholders (Voluntary Portion, Mandatory Portion, right of withdrawal as well as sale of their savings shares on the market); and (b) the uncertainty concerning future trends in the market price of ordinary shares.

4                   Amount of shares owned by the controlling shareholder under article 93 of the Consolidated Financial Act and by the Company

As of the date of this Explanatory Report:

                         i.                 no one exercises control over Telecom Italia within the meaning of article 93 of the Consolidated Financial Act;

                        ii.                 Telecom Italia (a) does not, directly or indirectly, own any savings treasury shares; and (b) owns directly or indirectly, 163,754,388 ordinary treasury shares, equal to 0.84% of the entire share capital and equal to 1.21% of the ordinary share capital.

5                   Controlling shareholder’s intent to carry out any trading activity on the savings shares market.

This section is not applicable because, as previously stated in par. 4, as of the date of this Explanatory Report, no shareholder exercises control over Telecom Italia within the meaning of Article 93 of the Consolidated Financial Act.

6                   Commitments of the savings shareholders in connection with the transaction.

As of the date of this Explanatory Report, there are no existing commitments of savings shareholders to participate in the Voluntary Portion.

This section is not applicable to the Mandatory Portion because, in that scenario, all savings shares will mandatorily and automatically be exchanged for ordinary shares.

7                   Dividends distributed in the last five years to ordinary shares and savings shares.

The following table sets forth dividends in Euro actually distributed by Telecom Italia in respect of ordinary shares and savings shares for the periods indicated, starting from the fiscal year ending on 31 December 2010.

	Fiscal Year 2014	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Ordinary shares	-	-	0.020	0.043	0.058
Savings shares	0.0275	0.0275	0.031	0.054	0.069

           In addition, ordinary shares issued and delivered as part of the Transaction will possess the same dividend rights as ordinary shares outstanding at the date such new ordinary shares are issued.

As already mentioned, it is expected that the Transaction will be effective prior to the date any dividend in respect of 2015 will have been paid. This has been reflected in determining the ratios for the Voluntary Portion and Mandatory Portion as well as the premium and the cash payment required for the Voluntary Portion. Consequently, it is expected that savings shares will not be entitled to benefit from any of the financial privileges set forth in the Company’s Bylaws with respect to 2015.

8                   The Voluntary Portion payment and relevant criteria for its determination

The Voluntary Portion requires savings shareholders to provide, in addition to the non-cash consideration represented by the surrender of the rights attaching to the savings shares, a cash payment of Euro 0.095 per share. The Board of Directors, with the support of its financial advisors Citigroup Global Markets Limited and Equita SIM S.p.A. and with the favourable opinion of the independent directors, deemed the terms of the Transaction to be in line with similar transactions conducted by other issuers in the Italian market.

The Mandatory Portion does not require any payment to be made by either savings shareholders or the Company.

9                   The exchange ratio and relevant criteria for its determination

The Transaction is structured to provide savings shareholders an implied premium [1]. The Board of Directors, with the support of its financial and legal advisors, resolved to allocate 56.1% of the adjusted premium [2] as of 4 November 2015 to the Voluntary Portion and 27.0% to the Mandatory Portion.

The table below shows the implied premiums for participating in each portion of the Transaction compared to the closing price of 4 November 2015 and the average prices observed on different periods until 4 November 2015.

	Voluntary Portion	Mandatory Portion
Exchange ratio	1.00	0.87
Cash consideration per share	€0.095	-
Price for each savings share on 4 November 2015	€0.9995	€0.9995
Price for each ordinary share on 4 November 2015	€1.2160	€1.2160
Implied premium on price on 4 November 2015 per savings share	12.2%	5.8%
Average price on the month preceding 4 November 2015 of savings share	€0.9246	€0.9246
Average price on the month preceding 4 November 2015 of ordinary share	€1.1194	1.1194
Implied premium on 1-month average price	10.8%	5.3%
Average price on the three months preceding 4 November 2015 of savings share	€0.9284	€0.9284
Average price on the three months preceding 4 November 2015 of ordinary share	€1.1209	€1.1209
Implied premium on 3-month average price	10.5%	5.0%
Average price on the six months preceding 4 November 2015 of savings share	€0.9241	€0.9241
Average price on the six months preceding 4 November 2015 of ordinary share	€1.1362	€1.1362
Implied premium on 6-month average price	12.7%	7.0%

[1]    Please note that the implied premiums are calculated as follows:

Implied premium (Voluntary Portion): (relevant price of ordinary shares – adjustment per share) / (relevant price of savings share) -1.

 Implied premium (Mandatory Portion): (relevant price of ordinary shares x exchange ratio) / ( relevant price of savings share) -1

[2]    Please note that the adjusted premiums are calculated as follows_

Adjusted premium (Voluntary Portion): (relevant price of ordinary shares – relevant price of savings shares – adjustment per share) / (relevant price of ordinary shares – relevant price of savings shares).

Adjusted premium (Mandatory Portion): 1 – {(1- exchange ratio) / [ 1-(relevant price of savings shares) / (relevant price of ordinary shares)]}.

To calculate the premiums, the Board of Directors considered analysis provided by its financial advisors as well as a sample of substantially similar transactions conducted in the Italian market since 1999 (the year following the entry into force of the Consolidated Financial Act) to the date of the disclosure of the Transaction. Such sample included 22 transactions in which the concentration of the different classes of existing shares took place mandatorily and 8 transactions in which the shareholders could choose to take part in the transaction.

The following charts illustrate the ranges of implied premiums of the market transactions compared to reference market prices and the implied premiums of the Transaction (both for the Voluntary Portion and the Mandatory Portion).

Voluntary Portion (Implied Premiums)	Mandatory Portion (Implied Premiums)

As shown in the charts above, the premium proposed for the Mandatory Portion falls in the lower end of the range of implied premiums found in other mandatory transactions reviewed. The implied premium of the Voluntary Portion is lower than that of any analogous market transaction analysed.

Given that the implied premium in any transaction involving an exchange of savings shares for ordinary shares comes up against the objective limit represented by the ratio between the ordinary share price and the savings share price prior to the announcement of the transaction, the Board of Directors has deemed that a comparison based on implied premiums offered in other voluntary transactions having a cash element conducted in Italy during the last few years is not representative of the attractiveness of the Company’s proposal. Indeed, in the sample considered, the ordinary share price was higher than the savings share price prior to the announcement of the relevant transaction by 33% to 100%. Consequently, such transactions are not comparable (insofar as the differential involved was much higher) to the situation of the Company, whose ordinary shares and savings shares had a much smaller price differential prior to the announcement of the Transaction, which, based on the prices as of 4 November 2015, was 21.7%.

Since the difference in percentage terms between the prices of the ordinary shares and the savings shares before the announcement of the Transaction is lower than that found in previous voluntary transactions involving a cash payment, the implied premium in the proposed Transaction for the Voluntary Portion must fall within those parameters.

In light of the foregoing, an analysis of relative premiums provides a more meaningful comparison among previous transactions in the market, as they link the implied premium to the difference in percentage terms between the prices of the ordinary shares and that of the savings shares.

The following charts illustrate the ranges of the relative premiums of previous transactions compared to reference market prices and the implied premiums of the Transaction (both for the Voluntary Portion and the Mandatory Portion).

Voluntary Portion (Relative Premiums)	Mandatory Portion (Relative Premiums)

Based on the charts above, it is worth noting that the proposed terms of the Transaction (with a relative premium of approximately 56% on the price as of 4 November 2015 for the Voluntary Portion, a function of an implied premium of 12.2% and of a percentage difference between the ordinary share price and the savings shares price of 21.7%) fall within the upper end of the range for voluntary transactions and are substantially in line with the range identified in previous mandatory transactions.

Market conditions after 4 November 2015 could cause the premiums (implied and/or relative) to diminish significantly or completely.

10               Methods of participating in the Transaction

The Transaction, assuming it is approved, will take place, with no encumbrance, cost or commission to be paid by the savings shareholders, through authorised intermediaries, pursuant to applicable laws and regulations.

The period to participate in the Voluntary Portion will be agreed between the Company and Borsa Italiana S.p.A. and, in any case could not start earlier than the date of the registration in the Companies’ Register of the resolution of the extraordinary general shareholders’ meeting approving the terms and conditions of the Transaction and in each case subject to obtaining the necessary approvals by the competent authorities.

The period for participation and the terms and conditions of the savings shareholders’ Voluntary Portion will be set forth in the report that will be published in accordance with article 72, par. 4, of Issuers’ Regulation, no later than the trading day preceding the beginning of the period to participate in the Voluntary Portion.

The Mandatory Portion will involve only the savings shares, if any, that were not tendered for exchange in the Voluntary Portion.

In order to facilitate management of any such remaining shares, including fractions that may result from the ratio applied in the Mandatory Portion, an authorised intermediary will be appointed. The Company will publish on its website and in a national daily newspaper in accordance with article 72, paragraph five of the Issuers’ Regulation information on how ordinary shares are to be assigned to the accounts of savings shareholders and the treatment of any fractions resulting from the ratio for the Mandatory Portion.

The Relevant Effective Dates will be agreed with Borsa Italiana S.p.A. and will be disclosed to the public by way of a notice published on the Company’s website and on a daily newspaper, pursuant to article 72, paragraph five, of the Issuers’ Regulation.

Upon the Relevant Effective Date, savings shares will be exchanged for ordinary shares that will be traded on the Mercato Telematico Azionario.

11               Conditions of the Transaction

The Extraordinary General Meeting of the ordinary shareholders of Telecom Italia is convened, in a single call, on 15 December 2015. Assuming the approval by the Extraordinary General Meeting, the Transaction is subject to the approval of the Mandatory Portion, pursuant to article 146, paragraph 1, lett. b) of the Consolidated Financial Act, by the Special Meeting.

Furthermore, the Mandatory Portion is subject to the condition that the aggregate liquidation value of the savings shares for which the right of withdrawal was exercised, calculated in accordance with article 2437-ter, of the Italian Civil Code, does not exceed Euro 100,000,000. This condition is for the benefit of the Company, which may subsequently decide to waive it. Any such waiver will be notified to shareholders in the same notice described in the paragraph below.

The Company will publish information concerning the number of savings shares for which the right of withdrawal has been exercised and thus, whether or not the condition precedent was fulfilled, on its website and in a daily newspaper, no later than 15 days after the end of the period for the exercise of the withdrawal right.

12               Number of savings shares which are the subject of the Transaction and number of ordinary shares

Subject to the conditions precedent described in par. 11 above, all savings shares currently outstanding  (6,027,791,699) will be exchanged for ordinary shares with regular dividend rights and the same characteristics as the ordinary shares outstanding on the Relevant Effective Date of the Voluntary Portion and/or the Mandatory Portion.

The number of ordinary shares that will be issued and delivered in exchange for savings shares as a result of the Transaction will depend on levels of participation in the Voluntary Portion and on the completion of the Mandatory Portion.

By way of illustration:

                         i.                 If there is full participation in the Voluntary Portion by holders in respect of all of the savings shares outstanding as of the date of this Explanatory Report, 6,027,791,699 ordinary shares will be issued;

                        ii.                 If there is no participation in the Voluntary Portion, and the Mandatory Portion is executed in respect of all of the savings shares outstanding as of the date of this Explanatory Report, 5,244,178,778 ordinary shares will be issued.

13               Trend in the trading price of savings shares

The following chart illustrates the trend in the trading price of the savings shares in the 12- month period between 4 November 2014 and 4 November 2015.

In the month preceding the disclosure of the Transaction, generally in line with the positive performance of the ordinary share price (which rose approximately 13.5%), the trading price of the savings shares also increased (by approximately 10.6%), even if to a lower degree than that of the ordinary shares. This led to a reduction in the discount with respect to the ordinary shares from Euro 0.19 (on 5 October 2015) to Euro 0.22 (on 4 November 2015). The discount in absolute terms (Euro per share) the day before the proposed Transaction was announced is higher than the respective 3-month, 6-month and 12-month averages.

14               Incentive to participate in the Transaction

No incentive is being provided in connection with the Voluntary Portion. This paragraph is not applicable to the Mandatory Portion. For implied premiums, please see par. 9.

15               Effects of the Transaction on stock option plans involving savings shares.

There are no stock option plans involving savings shares, therefore this paragraph is not applicable.

16               Share capital before and after the Transaction

As of the date of this Explanatory Report, the subscribed and fully paid share capital of the Company is equal to Euro 10,740,236,908.50 divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, in each case with no par value.

The number of ordinary shares that will be issued and delivered in exchange for savings shares as a result of the Transaction will depend on levels of participation in the Voluntary Portion and on the completion of the Mandatory Portion.

By way of illustration:

                         i.                 if there is full participation in the Voluntary Portion, the share capital of Euro 10,740,236,908.50 will be divided in 19,527,703,470 ordinary shares, with no par value, with a dilution of the ordinary share capital equal to 30.9% (31.1% in terms of voting rights, on the basis of treasury shares directly or indirectly own by Telecom Italia);

                        ii.                 if there is no participation in the Voluntary Portion and upon execution of the Mandatory Portion, the share capital of Euro 10,740,236,908.50 will be divided in 18,744,090,549 ordinary shares, with no par value, with a dilution of the ordinary share capital equal to 28.0% (28.2% in terms of voting rights, on the basis of treasury shares directly or indirectly owned by Telecom Italia).

17               Change of shareholding structure as a result of the Transaction

At the date of this Explanatory Report, Telecom Italia does not have any definite information on holders of savings shares. Therefore, the only material shareholding changes that the Company may anticipate, at the date of this Explanatory Report, deriving from the Transaction are those resulting from the dilution referred to in par. 16 above.

18               Main uses that the Company intends to make of the net revenue from the Transaction.

The Company intends to use any liquidity deriving from the Voluntary Portion for general corporate purposes and in particular toward planned investments in its landline and mobile networks.

19               Disclosure to the public

This report will be made available to the public at the terms and conditions set forth by the law on the Company’s website (www.telecomitalia.com/agm), as well as at the Company’s registered office (Via Gaetano Negri, no.1, Milan) and on the website (www.1info.it).

The report pursuant to article 72, paragraph four, of the Issuers Regulation, together with the additional information necessary to participate the Voluntary Portion, will be disclosed to the public in the manner set forth by article 72, paragraph four of the Issuers Regulation, no later than the trading day before the beginning of the period in which to tender shares in the Voluntary Portion.

20               Right of Withdrawal

The Mandatory Portion, if approved, will result in the waiver by amendment to the provisions in the Company’s current Bylaws that relate to the savings shareholders’ financial privileges, and will give rise to a right of withdrawal by the savings shareholders who did not vote to adopt the resolutions of the Special Meeting, pursuant to art. 2437, paragraph 1, lett. g) of the Italian Civil Code. In accordance with the provisions of article 127-bis, paragraph 3 of the Consolidated Financial Act,  a savings shareholder will also be entitled to exercise the right of withdrawal if their savings shares were registered after the date indicated in article 83-sexies, paragraph 2 of the Consolidated Financial Act (known as the record date, i.e. after 8 December 2015), but before the commencement of any discussion at the Special Shareholders’ Meeting or the call to vote on the Mandatory Portion.

As the effectiveness of the Mandatory Portion is subject to the condition that the liquidation value of the withdrawal rights actually exercised does not exceed Euro 100,000,000, (unless waived by the Company), the effectiveness of the savings shareholders’ withdrawal rights is also subject to the satisfaction of the same condition.

The liquidation value of each savings share was calculated in accordance with article 2437-ter of the Italian Civil code and set by the Board of Directors at Euro 0.9241, (which is the arithmetic mean of the closing prices of the savings shares on the market in the six months before the date of publication (5 November 2015) of the call notice of the Special Meeting).

The relevant information concerning the terms and conditions of the right of withdrawal will be disclosed by the Company, by way of a notice published in accordance with applicable laws. Pursuant to article 2437-bis, paragraph three, of the Italian Civil Code, the right of withdrawal cannot be exercised, and if already exercised will be ineffective, if the Company revokes the resolution within 90 days.

If one or more savings shareholders exercise the right of withdrawal, the liquidation will be conducted in accordance with article 2437-quarter of the Italian Civil Code. In particular the terms of the offer of the withdrawn shares to existing shareholders will be announced in accordance with applicable law.

21               Amendments to the Company’s Bylaws

In the event the Company proceeds with the Mandatory Portion, amendments to articles 5, 14, 18 and 20 of the Company’s Bylaws will be necessary, as well as the removal of article 6, and the consequent renumbering of articles 7 et seq. of the Company’s Bylaws.

The following table sets forth the proposed amendments to the Company’s Bylaws in the event the Company proceeds with the Transaction. If there is no Mandatory Portion, only article 5 will be amended.

Whether or not the share capital will be divided into classes will depend on the participation in the Voluntary Portion and on the implementation of the Mandatory Portion.

Applicable Company’s Bylaws	Proposal
Article 5	Article 5

5.1 - The subscribed and fully paid-up share capital shall be equal to 10,740,236,908.50 euros, divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, all without par value.

[omissis]

5.1 - The subscribed and fully paid-up share capital shall be equal to 10,740,236,908.50 euros, divided into ~~13,499,911,771~~ [●] ordinary shares ~~and 6,027,791,699 savings shares,~~ all without par value.

[omissis]

Article 6	~~Article 6~~

6.1 - Savings shares shall have the preferential rights set forth in this Article.

6.2 - The net profit shown in the duly approved financial statements, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of 0.55 euros per share.

6.3 - The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in subsection 2, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of 0.55 euros per share.

6.4 - When the dividend paid on savings shares in a financial year is less than that indicated in subsection 2, the difference shall be added to the preferred dividend in the next two financial years.

6.5 - In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the financial privileges referred to in the preceding subsections, the Shareholders’ Meeting called to approve the financial statements may resolve to satisfy the right referred to in subsection 2 and/or the right to the premium referred to in subsection 3 by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over the right to preferred dividends not received through the distribution of profits referred to in subsection 4 to the two following financial years.

6.6 - A reduction of the share capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares.

6.7 - Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to a total equivalent to 0.55 euros per share.

6.8 - If the Company’s ordinary or savings shares are delisted, holders of savings shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an ad hoc Extraordinary Shareholders’ Meeting called within two months of the delisting.

6.9 - The organization of savings shareholders shall be governed by law and these Bylaws. The costs associated with organizing special meetings of savings shareholders and remunerating the common representative shall be borne by the Company.

~~6.1 - Savings shares shall have the preferential rights set forth in this Article.~~

~~6.2 - The net profit shown in the duly approved financial statements, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of 0,55 euros per share.~~

~~6.3 - The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in subsection 2, payment of which must be approved by the~~

~~Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of 0.55 euros per share.~~

~~6.4 - When the dividend paid on savings shares in a financial year is less than that indicated in subsection 2, the difference shall be added to the preferred dividend in the next two financial years.~~

~~6.5 - In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the financial privileges referred to in the preceding subsections, the Shareholders’ Meeting called to approve the financial statements may resolve to satisfy the right referred to in subsection 2 and/or the right to the premium referred to in subsection 3 by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over the right to preferred dividends not received through the distribution of profits referred to in subsection 4 to the two following financial years.~~

~~6.6 - A reduction of the share capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares.~~

~~6.7 - Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to a total equivalent to 0.55 euros per share.~~

~~6.8 - If the Company’s ordinary or savings shares are delisted, holders of savings shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an ad hoc Extraordinary Shareholders’ Meeting called within two months of the delisting.~~

~~6.9 - The organization of savings shareholders shall be governed by law and these Bylaws. The costs associated with organizing special meetings of savings shareholders and remunerating the common representative shall be borne by the Company.~~

Article 14	Article ~~14~~13

14.1 - [omissis]

14.2 - In accordance with the times and procedures for disclosing information to the market, the common representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.

~~14~~13.1 - [omissis]

~~14.2 - In accordance with the times and procedures for disclosing information to the market, the common representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.~~

Article 18	Article ~~18~~17

18.1 - [omissis]

18.2 - [omissis]

18.3 - Special meetings of savings shareholders shall be called by the common representative of the savings shareholders or by the Company’s Board of Directors whenever they deem this to be desirable or when requested in accordance with the law.

18.4 - Ordinary and Extraordinary Shareholders’ Meetings and special Meetings of savings shareholders may be held in a place other than the registered office, provided it is in Italy.

~~18~~17.1 - [omissis]

~~18~~17.2 - [omissis]

~~18.3 - Special meetings of savings shareholders shall be called by the common representative of the savings shareholders or by the Company’s Board of Directors whenever they deem this to be desirable or when requested in accordance with the law.~~

~~18~~17.4 - Ordinary and Extraordinary Shareholders’ Meetings ~~and special Meetings of savings shareholders~~ may be held in a place other than the registered office, provided it is in Italy..

Article 20	Article ~~20~~19

20.1 - The Chairman of the Board of Directors or his/her substitute shall chair Ordinary and Extraordinary Shareholders’ Meeting and govern its proceedings; the same function shall be performed by the common representative in special meetings of savings shareholders. In the absence respectively of the Chairman of the Board of Directors (and his/her substitute) and of the common representative, the meeting shall be chaired by the person elected with the favourable vote of the majority of the capital represented at the meeting.

[omissis]

~~20~~19.1 - The Chairman of the Board of Directors or his/her substitute shall chair Ordinary and Extraordinary Shareholders’ Meeting and govern its proceedings; ~~the same function shall be performed by the common representative in special meetings of savings shareholders~~. In the absence ~~respectively~~ of the Chairman of the Board of Directors (and his/her substitute) ~~and of the common representative~~, the meeting shall be chaired by the person elected with the favourable vote of the majority of the capital represented at the meeting.

[omissis]

***

Now therefore, the Board of Directors submits for your approval the following:

Proposal

“The Special Meeting of savings shareholders of Telecom Italia S.p.A., having shared the content and the rationale expressed in the Explanatory Report of the Board of Directors pursuant to article 72 of the Regulation adopted with CONSOB Resolution no. 11971 of 14 May 1999, as subsequently amended and supplemented;

resolve

1.     to approve, pursuant to article 146, paragraph 1, letter b), of the Legislative Decree 24 February 1998, no. 58, as amended, the proposal of the mandatory issuance of ordinary shares upon cancellation  of the savings shares, which is a part of the broader transaction submitted for approval by the Extraordinary General Meeting of the ordinary shareholders of the Company, convened, in a single call, on 15 December 2015.”.

***********

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.